Exhibit 99.29

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 24, 2011

TO:	The Shareholders of Coastal Contacts Inc.

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Coastal Contacts Inc. (the “Corporation”) will be held at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, February 24, 2011, at 9:00 a.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended October 31, 2010, together with the report of the auditor thereon;

2.	to elect as Class III directors of the Corporation, Roger V. Hardy and Murray McBride;

3.	to appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year; and

4.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this notice of meeting is the management proxy circular and a form of proxy.

Only shareholders of record at the close of business on January 24, 2011 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Registered shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 12:00 p.m. (Toronto time) on February 22, 2011 or, if the Meeting is adjourned, by 12:00 p.m. (Toronto time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

DATED at Vancouver, British Columbia, this 28th day of January, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Roger V. Hardy
Roger V. Hardy
Chairman, Chief Executive Officer and President

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.